UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2026

Jason Matuszewski
Chief Executive Officer
BioStem Technologies, Inc.
2836 Center Port Circle
Pompano Beach, FL 33064

**Re: BioStem Technologies, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted May 28, 2026
CIK No. 0001658678**

Dear Jason Matuszewski:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 18, 2026, letter.

Amendment No. 1 to Draft Registration Statement on Form 10
Item 1. Business
Clinical Research and Development
BioRetain – Preserved Amniochorion ("BRAC") – DFU Clinical Trial, page 9

1. We note your statement that top-line results demonstrated a higher incidence of complete wound closure in the BRAC treatment arm as compared to standard of care alone. Please disclose the top-line results.

Intellectual Property
Exclusive Commercialization and IP Agreement, page 21

2. We note your response to prior comment 8. Please file a copy of your Termination Agreement with Hesed as an exhibit to the registration statement, or otherwise advise.

Refer to Item 601(b)(10) of Regulation S-K. In addition, revise your risk factors to address the termination of your License Agreement with Hesed and the risks you identify related to the ownership of the intellectual property associated with AW2.

Intellectual Property License Agreement, page 21

3. We note your response to prior comment 3. Please further revise your description of your license agreement with BioTissue Holdings, Inc. on page 21 to briefly describe the roles and responsibilities of each party under the agreement. In addition, briefly describe the termination provisions of the agreement, and revise your risk factors to describe any material risks that such termination may have on the company.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 68

4. We note your response to prior comment 18. Specifically, we note your revisions in this section clarify that each Series A-1 Convertible Preferred Share is convertible into only one share of common stock at the option of the holder. Please reconcile these revisions with your disclosure on page 89 that each Series A-1 Convertible Preferred Share is convertible into 300 shares of common stock. In addition, please clarify, if true, that consistent with Exhibit 4.1, all Series A-1 Convertible Preferred Shares would convert at the option of the holders of a majority of the Series A-1 Preferred Stock, not at the option of each individual holder.

Item 9. Market Price of and Dividends on the Registrant's Common Equity..., page 83

5. We note your response to prior comment 22, and we reissue the comment in part. Please include the information required by Item 201(a)(2) of Regulation S-K, including information regarding the registration rights you granted the institutional investor in your May 2026 private placement. To the extent applicable, please also address any registration rights covering shares that may become issuable pursuant to the anti-dilution protection provisions under your Securities Purchase Agreement with the investor.

Note 3 - Business Combination
Overview, page F-7

6. We note that you included disclosure that you are unable to provide pro forma net income at this time. Please confirm that you plan to revise this disclosure to provide the required pro forma disclosures. In addition, we note that you have requested that the Division of Corporation Finance Chief Accounting office waive the Rule 3-05 requirement for the purchase of BioTissue Holdings, Inc. We may have further comments after that submission is resolved.

Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Minahan, Esq.